STAR GOLD CORP

February 7, 2012

VIA EDGAR CORRESPONDENCE ONLY

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Star Gold Corp.
Revised Preliminary Information Statement of Schedule 14C
Filed January 23, 2012
File No. 000-52711

Dear Mr. Reynolds:

This letter is in response to your comment letter (the "Comment Letter") dated February 1, 2012, with regard to the revised Preliminary Information Statement on Schedule 14C of Star Gold Corp.., a Nevada corporation ("Star Gold" or the "Company") filed January 23, 2012.

The Company's responses are keyed to the items in your comment letter.

1. Disclosure has been added to the 14C as requested and under the guidance presented in Rule 135c(a) of the Securities Act of 1933.

Election of Ian Falconer, page 3

2. Additional information has been added regarding Mr. Falconer's areas of expertise.

3. Additional disclosures have been made relating to related party transactions.

4. The related party disclosure has been revised.

5. Additional disclosures have been made with respect to annual meetings and directors' attendance at meetings.

6. The entire filing and certification pages have been included in this amended filing.

Finally, the Management of Star Gold acknowledges that:

6240 E. Seltice Way, Suite C, Post Falls, Idaho 83854
Telephone: 1-208-664-5066 Fax: 1-208-765-8520
www.stargoldcorp.com

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- Securities and Exchange Commission ("SEC" or "Commission") staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

STAR GOLD CORP.

Kelly Stopher
CFO
Corporate Treasurer and Secretary

6240 E. Seltice Way, Suite C, Post Falls, Idaho 83854
Telephone: 1-208-664-5066 Fax: 1-208-765-8520
www.stargoldcorp.com